

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 29, 2017

Via E-mail
Doug Rice
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao

     Re: Orthofix International N.V.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 27, 2017
             File No. 000-19961

Dear Mr. Rice:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 33

1.   We note that you present Net margin, a non-GAAP measure, as a notable highlight but you do not discuss the most directly comparable GAAP measure. Your presentation appears to give greater prominence to the non-GAAP measure than to the comparable GAAP measure which is inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please revise your presentation in future filings to comply with that guidance.

2.   In future filings revise your presentation of this non-GAAP measure to use a title that is not the same or confusingly similar to one used in GAAP. We note that the term net

margin is generally accepted to refer to a profit margin after accounting for all business expenses, such as operating expenses, interest and taxes, which differs from the adjusted gross profit measure you are presenting. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Note 15. Business segment information, page F-22

3.   Please revise future filings to provide a reconciliation of the total of the reportable segment measures of profits or loss to your consolidated income before taxes and discontinued operations as required by ASC 280-10-50-30.b.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Senior Accountant, at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery